Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Second Quarter 2014 Results

Toronto, Ontario (July 31, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the second quarter ended June 30, 2014 and reviewed its operating, exploration and development activities.

“We produced 33,000 ounces in the second quarter of 2014 at total cash costs of $663 per ounce, again below our full year cost guidance and providing strong operating cash flow, before changes in non-cash working capital of $13.2 million,” said John A. McCluskey, President and Chief Executive Officer.

“We secured the surface rights at Cerro Pelon and La Yaqui and reached the underground ore body at San Carlos during the quarter, two significant achievements that will define production growth at Mulatos in the coming years. Underground development of San Carlos is progressing and we remain on track for what we expect to be a very strong finish to the year as high grade production ramps up in the fourth quarter. We remain confident we will achieve our full year production guidance of 150,000 to 170,000 ounces. With strong ongoing cash flow generation, over $392 million in cash and no debt, and a fully funded development pipeline, we remain well positioned to succeed in this challenging gold price environment,” Mr. McCluskey added.

Second Quarter 2014 Highlights

Financial Performance

•	Realized quarterly earnings of $0.7 million ($0.01 per share) compared to earnings of $8.8 million ($0.07 per share) in 2013

•	Generated cash from operating activities before changes in non-cash working capital of $13.2 million ($0.10 per share); after changes in non-cash working capital of $9.7 million ($0.07 per share)

•	Sold 34,039 ounces of gold at an average realized price of $1,288 per ounce for quarterly revenues of $43.8 million

•	Reported cash and cash equivalents and short-term investments of $392.5 million as at June 30, 2014

•	Paid a semi-annual dividend of $0.10 per common share, or $12.7 million, on April 30, 2014, maintaining the dividend level despite a substantially lower gold price

Operational Performance

•	Produced 33,000 ounces of gold at total cash costs of $663 per ounce of gold sold, 5% below the low end of the 2014 guidance range of $700 to $740 per ounce, and at all-in sustaining costs (which include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs) of $1,047 per ounce of gold sold

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•	Announced execution of an agreement to acquire the surface rights to the La Yaqui and Cerro Pelon satellite deposits

•	Commenced underground development of San Carlos in anticipation of high-grade production in the second half of 2014, and completed construction of a bridge across the Mulatos River enabling year-round access to the deposit

•	Appointed Mr. Paul Murphy as Chairman of the Board of Directors

	Q2 2014	Q2 2013	Change (%)
Ounces produced	33,000	53,000	(38%)
Ounces sold	34,039	55,000	(38%)
Operating Revenues (000)	$43,843	$78,273	(44%)
Earnings before income taxes (000)	$4,490	$19,069	(76%)
Earnings (000)	$733	$8,828	(92%)
Earnings per share (basic and diluted)	$0.01	$0.07	(86%)
Cash flow from operating activities before changes in non-cash working capital (000)	$13,212	$33,773	(61%)
Cash flow from operating activities (000)	$9,698	$13,058	(26%)
Cash and short-term investments (000) (2)	$392,470	$466,412	(16%)
Realized gold price per ounce	$1,288	$1,423	(9%)
Average London PM Fix gold price per ounce	$1,288	$1,415	(9%)
Total cash cost per ounce (1)	$663	$448	48%
All-in sustaining cost per ounce (1)	$1,047	$682	54%
All-in cost per ounce (1)	$1,333	$861	55%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at June 30, 2014 and June 30, 2013.

Second Quarter 2014 Financial Results

The Company continued to generate strong operating margins in the second quarter of 2014 despite a substantial decrease in the gold price, as low cash costs allowed the Company to generate $13.2 million ($0.10 per share) cash from operating activities (before changes in non-cash working capital). Cash from operating activities of $9.7 million or $0.07 per share decreased 26% relative to the same period of 2013 as a result of lower gold sales and higher cash costs, offset by a lower change in non-cash working capital.

Earnings before income taxes in the second quarter of 2014 were $4.5 million or $0.04 per share, compared to $19.1 million or $0.15 per basic share in the second quarter of 2013. On an after-tax basis, the Company recorded earnings in the second quarter of 2014 of $0.7 million or $0.01 per share compared to earnings of $8.8 million in the same period of 2013 as a result of lower gold sales and higher cash costs.

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Capital expenditures in the second quarter of 2014 totalled $14.8 million. Sustaining capital of $4.0 million in Mexico in the second quarter included $1.3 million of spending on interlift liners for the leach pad, $1.5 million on construction activities, including cleaning of the ADR ponds, and $0.5 million for component changes. Sustaining capital of $7.3 million through the first half of the year is in line with annual guidance of $13.2 million.

In addition, development spending of $10.5 million in Mexico was focused on underground development of the Escondida Deep and San Carlos deposits, waste removal at El Victor and capitalized exploration. The Company has commenced mining from the El Victor open pit and plans to begin mining the San Carlos underground deposit in the third quarter. Construction of the bridge over the Mulatos River was completed before the onset of the rainy season in July, allowing for year-round access to San Carlos.

Key financial highlights for the three and six months ended June 30, 2014 and 2013 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three and six months ended June 30, 2014 and 2013 are presented at the end of this release in Table 2.

Second Quarter 2014 Operating Results

Gold production of 33,000 ounces in the second quarter of 2014 decreased 38% compared to 53,000 ounces in 2013. Lower gold production in the second quarter of 2014 relative to the second quarter of 2013 was attributable to lower grades and recoveries and less high grade mill production.

Total crusher throughput in the second quarter of 2014 averaged 17,400 tpd, slightly below the budgeted annual average throughput as a result of lower high grade mill feed from Escondida Deep.

The Company continued to benefit from higher grades in the second quarter of 2014, with the grade of crushed ore stacked on the leach pad of 0.93 g/t Au being 9% higher than the budgeted annual grade of 0.85 g/t Au. The grade of ore mined and milled from the Escondida Deep deposit was 8.65 g/t Au for the quarter, consistent with the reserve grade. However, the number of tonnes mined and processed from the Escondida Deep deposit in the second quarter was below expectations.

The Escondida Deep deposit was developed in the first half of 2014 and, based on proven and probable mineral reserves as at December 31, 2013, the Company anticipated mining approximately 32,000 tonnes of high-grade ore from the deposit at an average grade of 9.48 g/t Au for a total of approximately 10,000 contained ounces. To-date, structurally controlled fracturing within the deposit and higher than anticipated mining dilution have contributed to the Company mining and milling approximately 11,000 tonnes at an average grade of 7 g/t Au for a total of 2,500 contained ounces. The Company expects to mine and process up to an additional 10,000 tonnes from Escondida Deep, at grades similar to those mined to date, in the third quarter of 2014 at which point the current deposit is expected to be depleted. Exploration activities will continue with the objective of delineating additional high grade mineral resources at other underground targets in proximity to Escondida Deep.

Development of the San Carlos high grade underground deposit is on track to provide substantial mill production in the fourth quarter of this year. Construction of a bridge across the Mulatos River (which separates the El Victor and San Carlos deposits) was completed in

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June 2014 and underground development is ongoing. The Company is investing approximately $3 million to upgrade the existing mill circuit in order to optimize recoveries from the various ore types at San Carlos to ensure that the targeted recovery of 75% is achievable. These mill improvements are underway and are expected to be complete by the end of the third quarter. Accordingly, high grade ore mined at San Carlos will be stockpiled and processed through the mill in the fourth quarter. As a result of the deferral of high grade mill production from San Carlos and the third quarter rainy season in Mexico, the Company expects the majority of its remaining 2014 production to come in the fourth quarter. The Company is confident that a strong fourth quarter will ensure that full year production guidance is achieved.

The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the second quarter was 67% compared to 75% in the second quarter of 2013, due to lower mill production in 2014, which has a higher recovery ratio than heap leach production.

Cash operating costs of $595 per ounce of gold sold in the second quarter of 2014 were below the Company’s annual guidance range of $630 to $670 per ounce, but were 57% higher than $378 per ounce reported in the second quarter of 2013. This increase is primarily attributable to lower grades mined and milled in the second quarter of 2014 compared to 2013, as well as a higher cost per tonne of ore. Including royalties, total cash costs were $663 per ounce of gold sold in the second quarter of 2014.

Key operational metrics and production statistics for the second quarter and year to date in 2014 compared to the same periods of 2013 are presented in Table 3 at the end of this press release.

Turkey Developments

In August 2013, the Turkish Ministry of Environment and Urbanization (the “Ministry”) formally approved the Company’s EIA for the Kirazll project. However, in January 2014, the Canakkale Administrative Court in Turkey (the “Court”) granted an injunction order in response to a lawsuit claiming that the Ministry’s approval of the EIA for the Company’s Kirazll project failed to assess the “cumulative impacts” of the Kirazll project and other potential mining projects in the region. The Ministry contested the Court’s decision on the basis that there was no applicable regulatory requirement to include such an assessment in an EIA report at the relevant time. Notwithstanding this factor, in the second quarter, the Canakkale Administrative Court upheld its earlier injunction decision and officially revoked the Ministry’s EIA approval in relation to the Kirazll main project due to the lack of cumulative impact assessment (“CIA”). The Court’s basis for the injunction did not relate to concerns with any technical aspect of the Kirazll project.

At the time of the original injunction ruling, given the regulatory uncertainty surrounding the issue, as a contingency measure the Company commenced preparation of an amended EIA for the Kirazll project that includes a cumulative impact assessment. The Company expects to be in a position to submit this revised EIA by the end of September 2014 in the event it is unsuccessful in appealing the Court’s decision to the Turkish High Court. A ruling on the interim relief remedy requested by the Company from the High Court is expected in the fourth quarter of 2014.

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Given that the Company is already awaiting forestry and operating permits, and given the recent political developments in Turkey, as well as presidential elections in Q3 of this year, the Company does not expect the revocation of the Kirazll EIA to significantly alter its development timeline for the Kirazll project.

The Company’s EIA for Ağl Dağl has been submitted and is currently under review.

The Company has budgeted spending of $4.8 million in Turkey in 2014 for permitting, community and government relations and general administration costs only. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. A full development budget for Kirazll and Ağl Dağl will be re-initiated once the required permits are received.

Second Quarter 2014 Exploration Update

Total exploration expenditures in the second quarter of 2014 were $4.6 million. This was primarily focused at Mulatos where exploration spending totalled $3.4 million. This included $2.1 million of infill drilling at San Carlos and the Mulatos pit, which were capitalized. An additional $1.3 million spent at Escondida Deep and administration costs were expensed.

Mulatos

The focus of exploration at Mulatos was on two areas; tight infill drilling to support underground mining and exploration and mineral resource and reserve drilling. To support this work, three new rigs have been added and additional rigs will be added in the third quarter.

Four deposits were drilled during the quarter including San Carlos, Escondida Deep, Escondida-Gap and East Estrella. Up to five rigs were active on San Carlos, two rigs at East Estrella and one underground diamond rig was working at Escondida Deep.

San Carlos remains the highest priority for exploration with approximately 10,671 metres (“m”) drilled on the deposit during the second quarter. Of this, 3,648 m was tight infill drilling to support the planned underground mining operations. The remainder was drilled as part of the ongoing exploration program to upgrade existing mineral resources, to extend the strike and dip of existing mineral resources and specifically to target high-grade structurally-controlled mineralization.

Drilling in the Escondida-Gap zone was completed early in the second quarter to test whether the high-grade Escondida Deep style mineralization extends northwest into Gap. Due to the promising intercepts encountered during the testing, a systematic program of exploration is now envisioned for this deposit as part of the 2015 program.

Esperanza

The Company capitalized $1.2 million at the Esperanza Gold Project in the first quarter as development costs. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and small exploration drill program in the second half of 2014.

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Quartz Mountain

During the quarter, $0.2 million was expensed at the Quartz Mountain project on work related to the preparation of the upcoming drill program focused on validating the existing mineral resources. This program is expected to commence in the third quarter with the Company having received its first exploration permits for the project subsequent to quarter-end.

Outlook

The Company is confident that it can achieve its full year production guidance of 150,000 to 170,000 ounces. Gold production in the first half of 2014 totaled 70,000 ounces at cost levels within the Company’s guidance range for the year. While production results benefited from 15% higher grades from heap leach ore in the first half of 2014, negative grade and tonne reconciliations at the Escondida Deep deposit resulted in lower than planned high grade mill production.

The Company expects to process the remainder of the Escondida Deep deposit (up to 10,000 tonnes at similar grades processed to date) in the third quarter and has transitioned to underground mining activities at the San Carlos deposit. San Carlos is on track with the bridge across the Mulatos River complete and underground development focused on completing sufficient headings to support the ramp up of underground ore production to targeted throughput levels in the second half of 2014. The Company will undertake modifications to the milling circuit in the third quarter in order to ensure optimal recoveries from the different ore types within the San Carlos deposit. The modifications are expected to be completed prior to the start of the fourth quarter of 2014 at a capital cost of approximately $3 million.

In order to maximize gold recovered, high grade San Carlos ore will be mined and stockpiled until the modifications are completed in late September. Therefore, San Carlos production will be deferred with the mill expected to process the high grade stockpiles in the fourth quarter. Third quarter gold production has historically been impacted by the onset of the rainy season, which causes dilution of the leach pad and results in production being deferred until the fourth quarter. Accordingly, the Company expects a strong improvement in production in the fourth quarter.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. The Company signed a binding agreement for acquisition of the surface rights for the Cerro Pelon and La Yaqui deposits in the second quarter of 2014. The Company closed the acquisition of the surface rights to the La Yaqui deposit in June 2014, and is currently finalizing the acquisition of the surface rights to the Cerro Pelon deposit, which it expects to complete in the third quarter.

The focus over the next 18-24 months will be on permitting and developing the two deposits with initial production expected in 2016. The two projects are expected to contribute an average of 33,000 ounces per year of low cost gold production over a 5 year mine life, with peak annual production of 50,000 ounces. The near term focus will be on baseline studies and compiling environmental impact assessments for both Cerro Pelon and La Yaqui with approvals expected in approximately 12-15 months. This will be followed by a 6-8 month construction period at La Yaqui and 8-10 month construction period at Cerro Pelon. Initial production from La Yaqui is expected in 2016 followed by Cerro Pelon in 2017. Total initial

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capital to construct both projects is expected to be approximately $21 million. In conjunction with the completion of the environmental baseline studies, the Company will undertake further detailed economic analysis as well as additional exploration drilling at Cerro Pelon.

Gold production from the first of the Company’s Turkish projects, Kirazll, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, recent legal developments have increased uncertainty of the expected timing for receipt of these permits. While the Company awaits positive resolution of the legal process, as a contingency measure the Company is also amending its EIA for the Kirazll project to include an assessment of the potential cumulative impacts of proposed projects in the region, and expects to be in a position to file it by the end of September, 2014.

With the completion of the Esperanza and Orsa acquisitions in 2013, the Company increased its development pipeline substantially. Development spending at Esperanza in 2014 of approximately $11.3 million is focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project. Spending at the Quartz Mountain Property will be focused on validating the existing mineral resources, with a new drill program commencing in August.

The Company’s financial position remains strong, with over $392 million in cash and cash equivalents and no debt. The Company’s development capital and exploration spending in 2014 is all expected to be financed from cash flow, and the Company is well positioned to pursue accretive acquisition opportunities and to deliver on its longer term growth objectives.

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and six month periods ended June 30, 2014 and June 30, 2013 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Second Quarter 2014 Results Conference Call

The Company’s senior management will host a conference call on Thursday, July 31, 2014 at 12:00 pm ET to discuss the second quarter 2014 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until August 14, 2014 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 7032513. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the

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United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. Alamos has approximately $390 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of July 29, 2014, Alamos had 127,357,488 common shares outstanding (139,530,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements

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will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Cash flow from operating activities – IFRS (000)	$9,698	$13,058	$16,964	$45,843
Changes in non-cash working capital (000)	3,514	20,715	12,189	28,336

Cash flow from operating activities before changes in non-cash working capital (000)	$13,212	$33,773	$29,153	$74,179

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$20,256	$20,804	$37,802	$39,763
Inventory adjustments and period costs (000)	3,644	(254)	7,653	515

Total cost (000)	$23,900	$20,550	$45,455	$40,278
Tonnes Ore stacked / milled (000)	1,587	1,598	3,101	3,212

Total cost per tonne of ore	$15.06	$12.86	$14.66	$12.54

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(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$20,256	$20,804	$37,802	$39,763
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

Total Cash operating costs per ounce	$595	$378	$571	$368

Mining and processing costs – IFRS (000)	$20,256	$20,804	$37,802	$39,763
Royalties – IFRS (000)	2,315	3,841	4,620	8,663

Total Cash costs (000)	$22,571	$24,645	$42,422	$48,426
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

Total Cash costs per ounce	$663	$448	$641	$448

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining and processing costs (000)	$20,256	$20,804	$37,802	$39,763
Royalties (000)	2,315	3,841	4,620	8,663
Corporate and administration (000) (1)	3,750	4,574	7,284	11,831
Share-based compensation (000)	1,784	1,205	1,000	420
Exploration costs (000) (2)	3,201	2,399	6,174	4,471
Reclamation cost accretion (000)	349	226	690	452
Sustaining capital expenditures (000)	3,998	4,468	7,286	8,555

	$35,653	$37,517	$64,856	$74,155
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

All-in sustaining cost per ounce	$1,047	$682	$980	$687

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(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
All-in sustaining cost (above)	$35,653	$37,517	$64,856	$74,155
Add: Development and expansion capital (000)	7,539	8,183	12,460	15,715
Add: Other development and exploration (000)	1,591	1,201	2,770	2,204
Add: Development project corporate and administration (000)	600	470	1,150	1,049

	45,383	47,371	81,236	93,123
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

All-in cost per ounce	$1,333	$861	$1,227	$862

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

11	ALAMOS GOLD INC

TRADING SYMBOL:     TSX:AGI     NYSE:AGI

Table 1: Financial Highlights

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$13,212	$33,773	$29,153	$74,179
Changes in non-cash working capital	($3,514)	($20,715)	($12,189)	($28,336)
Cash provided by operating activities (000)	$9,698	$13,058	$16,964	$45,843
Earnings before income taxes (000)	$4,490	$19,069	$9,211	$57,867
Earnings (000)	$733	$8,828	$3,479	$34,817
Earnings per share
- basic	$0.01	$0.07	$0.03	$0.27
- diluted	$0.01	$0.07	$0.03	$0.27
Comprehensive income (000)	$675	$11,496	$2,922	$35,881
Weighted average number of common shares outstanding
- basic	127,357,000	127,518,000	127,420,000	127,099,000
- diluted	127,359,000	127,634,000	127,428,000	127,247,000
Assets (000) (3)			$889,539	$898,028

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of this measure.
(3)	Assets are shown as at June 30, 2014 and December 31, 2013.

12	ALAMOS GOLD INC

TRADING SYMBOL:     TSX:AGI     NYSE:AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive

Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	June 30, 2014	December 31, 2013
A S S E T S
Current Assets
Cash and cash equivalents	$392,470	$409,663
Short-term investments	—	7,792
Available-for-sale securities	1,384	1,896
Other financial assets	—	442
Amounts receivable	16,668	11,200
Advances and prepaid expenses	6,166	9,068
Inventory	49,712	37,972

Total Current Assets	466,400	478,033
Non-Current Assets
Other non-current assets	4,733	2,696
Exploration and evaluation assets	217,157	214,387
Mineral property, plant and equipment	201,249	202,912

Total Assets	$889,539	$898,028

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$25,910	$23,487
Income taxes payable	—	1,783

Total Current Liabilities	25,910	25,270
Non-Current Liabilities
Deferred income taxes	41,465	38,715
Decommissioning liability	21,752	21,406
Other liabilities	672	690

Total Liabilities	89,799	86,081

E Q U I T Y
Share capital	$509,068	$510,473
Warrants	21,667	21,667
Contributed surplus	25,076	24,236
Accumulated other comprehensive loss	(1,650)	(1,093)
Retained earnings	245,579	256,664

Total Equity	799,740	811,947

Total Liabilities and Equity	$889,539	$898,028

13	ALAMOS GOLD INC

TRADING SYMBOL:     TSX:AGI     NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
OPERATING REVENUES	$43,843	$78,273	$85,353	$164,545

MINE OPERATING COSTS
Mining and processing	20,256	20,804	37,802	39,763
Royalties	2,315	3,841	4,620	8,663
Amortization	9,738	16,462	21,122	29,397

	32,309	41,107	63,544	77,823

EARNINGS FROM MINE OPERATIONS	11,534	37,166	21,809	86,722
EXPENSES
Exploration	1,465	1,384	2,900	2,172
Corporate and administrative	4,350	5,045	8,434	12,879
Share-based compensation	1,784	1,205	1,000	420

	7,599	7,634	12,334	15,471

EARNINGS FROM OPERATIONS	3,935	29,532	9,475	71,251
OTHER INCOME (EXPENSES)
Finance income	788	635	1,507	1,318
Financing expense	(352)	(229)	(698)	(476)
Foreign exchange gain (loss)	350	(3,631)	40	(6,962)
Other loss	(231)	(7,238)	(1,113)	(7,264)

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	4,490	19,069	9,211	57,867
INCOME TAXES
Current tax expense	(3,207)	(12,381)	(2,982)	(26,425)
Deferred tax (expense) recovery	(550)	2,140	(2,750)	3,375

EARNINGS FOR THE PERIOD	$733	$8,828	$3,479	$34,817
Other comprehensive income (loss)
- Unrealized loss on securities	(58)	—	(557)	(1,604)
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	—	2,668	—	2,668

COMPREHENSIVE INCOME FOR THE PERIOD	$675	$11,496	$2,922	$35,881

EARNINGS PER SHARE
– basic	$0.01	$0.07	$0.03	$0.27
– diluted	$0.01	$0.07	$0.03	$0.27

Weighted average number of common shares outstanding
- basic	127,357,000	127,518,000	127,420,000	127,099,000
- diluted	127,359,000	127,634,000	127,428,000	127,247,000

14	ALAMOS GOLD INC

TRADING SYMBOL:     TSX:AGI     NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$733	$8,828	$3,479	$34,817
Adjustments for items not involving cash:
Amortization	9,738	16,462	21,122	29,397
Financing expense	352	229	698	476
Unrealized foreign exchange (gain) loss	(408)	1,864	2	4,994
Deferred tax expense (recovery)	550	(2,140)	2,750	(3,375)
Share-based compensation	1,784	1,205	1,000	420
Loss on sale of securities	—	6,840	—	6,840
Other	463	485	102	610
Changes in non-cash working capital:
Fair value of forward contracts	(16)	781	40	856
Amounts receivable	(6,929)	(5,841)	(9,238)	(10,686)
Inventory	(5,817)	(2,963)	(11,056)	(3,342)
Advances and prepaid expenses	2,444	(12,506)	4,002	(12,056)
Accounts payable and accrued liabilities, and income taxes payable	6,804	(186)	4,063	(3,108)

	9,698	13,058	16,964	45,843

INVESTING ACTIVITIES
Sales of securities	—	111,116	835	111,116
Short-term investments (net)	9,864	—	7,792	47,654
Contractor advances	—	—	(1,100)	—
Exploration and evaluation assets	(1,430)	(5,772)	(2,770)	(12,073)
Mineral property, plant and equipment	(13,331)	(9,461)	(22,935)	(17,098)

	(4,897)	95,883	(18,178)	129,599

FINANCING ACTIVITIES
Common shares issued	—	815	—	982
Shares repurchased and cancelled	—	(2,624)	(3,233)	(2,624)
Dividends paid	(12,736)	(12,749)	(12,736)	(12,749)

	(12,736)	(14,558)	(15,969)	(14,391)

Effect of exchange rates on cash and cash equivalents	365	(1,245)	(10)	(695)

Net (decrease) increase in cash and cash equivalents	(7,570)	93,138	(17,193)	160,356
Cash and cash equivalents - beginning of the period	400,040	373,274	409,663	306,056

CASH AND CASH EQUIVALENTS - END OF PERIOD	$392,470	$466,412	$392,470	$466,412

15	ALAMOS GOLD INC

TRADING SYMBOL:     TSX:AGI     NYSE:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Ounces produced (1)	33,000	53,000	70,000	108,000
Crushed ore stacked on leach pad (tonnes) (2)	1,580,200	1,552,000	3,063,700	3,124,000
Grade (g/t Au)	0.93	1.10	0.98	1.18

Contained ounces stacked	47,300	54,800	96,500	117,900
Crushed ore milled (tonnes)	6,800	46,000	36,900	91,600
Grade (g/t Au)	8.65	10.94	4.27	8.78

Contained ounces milled	1,900	16,200	5,100	25,800
Ratio of total ounces produced to contained ounces stacked and milled	67%	75%	69%	75%
Total ore mined (tonnes) (3)	2,105,000	1,900,000	3,853,000	3,410,000
Waste mined (tonnes)	1,580,000	907,000	2,530,000	1,609,000

Total mined (tonnes)	3,685,000	2,807,000	6,383,000	5,019,000
Waste-to-ore ratio	0.75	0.48	0.66	0.47
Ore crushed per day (tonnes) – combined	17,400	17,600	17,100	17,700

(1)	Reported gold production for Q2 2014 and YTD 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.
(3)	Includes ore stockpiled during the period.

16	ALAMOS GOLD INC